K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 12, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on June 11, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 129 under the Securities Act of 1933, as amended, and Amendment No. 81 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 28, 2014, accession no. 0001133228-14-001269 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R1, Class R2, Class R3, Class R4, Class R5, and Class R6 shares of John Hancock Value Equity Fund, a newly established series of the Trust (the “Fund”).

This letter responds to a staff request for additional information regarding a comment relating to the Fund that was previously addressed in letters to the staff dated June 3, 2014, and June 9, 2014.

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comment — With respect to footnote 1 to the fee tables provided in the Trust’s letter dated June 3, 2014, the staff asked that the Fund disclose the amount of the initial investment in the Fund that would cause the Fund to reach a breakpoint in its management fee upon commencement of operations. In the letter dated June 9, 2014, the Trust respectfully declined to make any change in response to this comment, stating that the current disclosure necessarily meant that an initial investment sufficient in size to reach a management fee breakpoint would be made upon commencement of operations.

The staff now repeats this comment, stating its view that such information would be useful to investors.

Response — As the Trust stated in its letter dated June 9, 2014, the Trust believes that the disclosure in footnote 1 necessarily means that an initial investment sufficient in size to reach a management fee breakpoint will be made upon commencement of operations. Accordingly, the Trust concludes that the current information presented in footnote 1 is sufficient, and therefore respectfully declines to make any change in response to this additional comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please call me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Nicholas J. Kolokithas